Exhibit 99.1

Delta Galil Industries Ltd. to Delist from Nasdaq and Deregister from the U.S. SEC

Tel Aviv, March 4, 2008. Delta Galil Industries Ltd. (NASDAQ: DELT) announced today that its Board of Directors has decided to file for voluntary delisting from NASDAQ, deregistration and termination of its reporting obligations under the Securities and Exchange Act of 1934 (Exchange Act).

Delta expects the delisting to become effective on March 27, 2008, at which time the Company's American Depositary Shares (ADSs) will no longer be traded on the NASDAQ.  Delta intends to maintain its American Depositary Receipt program with Bank of New York Mellon and will apply for those shares to be traded on the U.S. over-the-counter market tier known as International OTCQX.  Accordingly, Delta has not arranged for the listing or quotation of its ADSs or ordinary shares on any other U.S. national securities exchange or quotation medium.  Delta's ordinary shares will continue to trade on the Tel Aviv Exchange.

"We are acting today to reduce our regulatory compliance costs while maintaining a high level of public disclosure about the Company," said Aviram Lahav, Chief Executive Officer of Delta.  "Since less than 5% of the worldwide volume of  trading in Delta's shares in the last year took place on NASDAQ, and in light of the increasing burdens of compliance with U.S. regulations such as Sarbanes-Oxley, it is no longer efficient for the Company, from a cost and administrative perspective, to remain registered in the U.S. and listed on NASDAQ.  At the same time, in addition to public disclosure in Israel, all material public disclosure about the Company will also be available in English and posted on our website."

Delta has provided written notice to NASDAQ today of its intent to delist and plans to file a Form 25 with the SEC on or about March 17, 2008 to initiate the delisting.  Delta expects that the delisting will be effective ten days after such filing, which is expected to be on or about March 27, 2008.  Delta intends to file a Form 15F with the SEC to deregister and terminate its reporting obligations under the Exchange Act after the delisting has become effective.  Delta reserves the right to delay or withdraw the filings for any reason prior to their effectiveness.

The Company expects that, upon the delisting from NASDAQ, it will commence reporting pursuant to Chapter 6 of the Israeli Securities Law, 1968, including publication of an annual report for the year ended December 31, 2007, in accordance with the requirements of Israeli Securities Law, 1968 and regulations and the International Financial Reporting Standards (IFRS). The Company will publish an immediate report, as required under Israeli Securities Law, 1968, on the actual date of the de-listing from NASDAQ and the transfer to the Israeli reporting obligations.

Delta Galil is a leading global manufacturer of quality apparel sold under brands such as Calvin Klein, Hugo Boss, Nike, Ralph Lauren. Recognized for product innovation and development, Delta’s products are sold worldwide through retailers including Wal-Mart, Marks & Spencer, Target, Victoria’s Secret, JC Penney, Hema, and others. Headquartered in Israel, Delta operates manufacturing facilities in Israel, Jordan, Egypt, Turkey, Eastern Europe, Central America, the Caribbean and the Far East. For more information, please visit our website: www.deltagalil.com.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of Delta Galil Industries Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in quotas; our dependence on a few significant customers; our anticipated growth strategies; our intention to introduce new products; anticipated trends in our business; future expenditures for capital projects; and our ability to continue to control costs and maintain quality which could cause the actual results or performance of the company to differ materially from those described therein.

For a more detailed description of the risk factors and uncertainties affecting the Company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission including the Company's Annual Report on Form 20-F.

Contacts:
Yossi Hajaj	Delta Galil Industries Ltd.	Tel: +972-3-519-3744
U.S. Investors
Andrea Costa	The Global Consulting Group	Tel: +1-646-284-9461